
BLACK LIVES MATTER



Chris Wedding · 2nd

Climate Tech & Renewable Energy | Private Mastermind Groups, Professor, Former PE Investor, Podcaster, Writer

Raleigh-Durham-Chapel Hill Area ·

Contact info

500+ connections

3 mutual connections: Stephanie Gripne, PhD, Gary Skulnik, and 1 other

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Entrepreneurs for Impact

University of North Carolina at Chapel Hill

Experience

Founder and Chief Catalyst

Entrepreneurs for Impact

Jan 2017 – Present · 4 yrs 8 mos

Raleigh-Durham, North Carolina Area

Climate Masterminds for CXOs, Founders, Investors, and Project Developers
— Private peer groups | Only 11 high achievers per cohort
— https://www.entrepreneursforimpact.com

Creator

Climate Torch · Self-employed

Sep 2020 – Present · 1 yr

United States

A weekly podcast interviewing climate CEOs and investors
— Climate innovations | Lessons learned | Personal journeys | Daily habits and beliefs
— https://www.entrepreneursforimpact.com/blog-interviews

Writer

ZERO: Climate Finance
Aug 2020 – Present · 1 yr 1 mo
United States

A weekly newsletter about climate finance, startups, and productivity
— https://zeronewsletter.substack.com

Advisory Board

Antlia Energy
Apr 2021 – Present · 5 mos
North Carolina, United States

Antlia’s mission is to build the world’s first green hydrogen credit network. The network, backed by an auditable green hydrogen supply chain, enables opportunities to scale green hydrogen projects in a cost effective way.

Board Member

World Tree
Dec 2020 – Present · 9 mos
United States

For profit, impact enterprise focused on climate solutions, biodiversity, and farmers' livelihood, with 500,000 trees planted in 5 countries, using the world's fastest growing tree, and sequestering 500,000 tons of GHG per year.

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Education

University of North Carolina at Chapel Hill

MS, PhD, Sustainable Business, Green Building, City and Regional Planning, Environmental Science
2003 – 2008
Activities and Societies: Vice Chancellor's Sustainability Advisory Committee member; UNC Energy Task Force

Master's Research:

• Created a sustainability metrics framework to enhance decision making and to measure project success in brownfield redevelopment in terms of economic, environmental/health, financial and quality of life goals; Served as the sole graduate student representative across UNC for the Vice Chancellor's Sustainability Advisory Committee

Doctoral Research:

• Analyzed the relationship between (and suggested improvements to) the LEED green building program and LEED buildings' range of possible environmental impacts in order to assess whether the corporate and public policy focusing billions of dollars on green buildings delivers on the expected energy-related environmental benefits; one of the first doctorates in the US focused on LEED and the green building market

Western Kentucky University

B.S., Environmental Science, Biology, Chemistry, Spanish

1994 – 1999

Activities and Societies: Goldwater Scholar, WKU Honors Program Scholar of the Year 1998, Founder of the WKU Environmental Club

Graduated summa cum laude in the top 1% of the class; Selected as one of 250 national Barry M. Goldwater Scholars in Math and Science, the most prestigious US undergraduate award given in these fields; Received Western Kentucky University Honors Scholar of the Year Award, which is given to one student in the entire university each year (total estimated enrollment: 18,000); Completed Senior Honors Thesis (as a Junior) on the bioremediation of diesel-contaminated soils; Conducted research and taught in the rainforests of Costa Rica and Panama at La Suerte Biological Field Station and the Institute for Tropical Ecology and Conservation; Studied sustainable agriculture in Spain

Licenses & certifications

Series 63 - Uniform Securities State Law

FINRA

Series 79 - Investment Banking Representative
FINRA

Series 82 - Private Securities Offerings Representatives
FINRA

Skills

Solar Energy

Project Finance

Investment Advisory

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